FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (the “Report”) is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the “Company”), as of and for the six months ended June 30, 2023.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;
•	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
•
our ability to take delivery of, integrate into our fleet, and employ any newbuildings we have ordered or may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and dry-docking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	our ability to maintain the listing of our common shares on Nasdaq or another trading market;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	potential liability from litigation, including purported class-action litigation;
•	changes in general economic and business conditions;
•
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or major disease outbreaks such as the recent worldwide coronavirus outbreak;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
•	potential liability from future litigation and potential costs due to our vessel operations, including due to discharge of pollutants, any environmental damage and vessel collisions;
•	the length and severity of epidemics and pandemics, including COVID-19 and its lingering impact on the demand for commercial seaborne transportation and the condition of the financial markets;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine; and
•	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Any forward-looking statements contained herein are made only as of the date of this Report, and except to the extent required by applicable law or regulation we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: August 9, 2023	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2022 and 2023, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information, please see our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 3, 2023.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section “Risk Factors” included in our Annual Report on Form 20-F filed with the SEC on April 3, 2023.
Overview
We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2023, our fleet consisted of one 50,000 dwt product/chemical tanker, the M/T Eco Marina Del Ray, five 159,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Eco West Coast, M/T Eco Malibu and M/T Eco Oceano CA, and two 300,000 dwt VLCC tankers the M/T Julius Caesar and M/T Legio X Equestris. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park.
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
A.	Operating Results
For additional information, please see our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 3, 2023, “Item 5. Operating and Financial Review and Prospects.”
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
The following table depicts changes in the results of operations for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.
	Six Month Period Ended June 30,		Change
	2022	2023	June 30, 2022 vs June 30, 2023
	($ in thousands)%
Revenues	38,846	41,145	2,299	6%
Voyage expenses	875	804	(71)	-8%
Operating lease expenses	5,378	5,378	-	0%
Other vessel operating expenses	9,705	9,624	(81)	-1%
Vessel depreciation	6,114	7,175	1,061	17%
Management fees-related parties	1,030	1,092	62	6%
General and administrative expenses	691	799	108	16%
(Gain) on sale of vessels	(78)	-	78	-100%
Operating income	15,131	16,273	1,142	8%
Interest and finance costs	(6,927)	(10,528)	(3,601)	52%
Equity gains/(losses) in unconsolidated joint ventures	401	(29)	(430)	-107%
Interest Income	-	58	58	-
Total other expenses, net	(6,526)	(10,499)	(3,973)	61%
Net income	8,605	5,774	(2,831)	-33%

Period in Period Comparison of Operating Results
1.	Revenues
During the six months ended June 30, 2023, Revenues increased by $2.3 million, or 6%, compared to the same period in 2022. This increase was mainly due to a $4.6 increase in revenue from the employment of M/T’s Eco Oceano Ca, Julius Caesar and Legio X Equestris for the entire six months ended June 30, 2023, while in the same period of 2022, these vessels were employed for 118, 164 and 120 days, respectively since they were delivered from the shipyard during the first quarter of 2022. This increase was offset by a decrease in revenue of $2.3 million due to the sale of M/T’s Eco Los Angeles and Eco City of Angels on February 28 and March 15, 2022.
2.	Vessel depreciation
During the six months ended June 30, 2023, Vessel depreciation increased by $1.1 million, or 17%, compared to the same period in 2022. This increase was mainly due to the aforementioned ownership of larger vessels for more days in the six months ended June 30, 2023 compared to 2022. Indicatively the annual depreciation of M/T Eco Marina Del Ray which is a 50,000 dwt MR product tanker is $1.35 million, compared to $3.18 million for M/T Julius Caesar, which is a 300,000 dwt VLCC tanker.
3.	Equity gains/(losses) in unconsolidated joint ventures
During the six months ended June 30, 2023, Equity gains/(losses) in unconsolidated joint ventures decreased by $0.4 million, or 107%, compared to the same period in 2022. This decrease was mainly due the fact that due to increase in LIBOR rates between the two periods interest expense in our 50% joint venture companies increased by $0.8 (or $0.4 million on a 50% basis) in the six months ended June 30, 2023 compared to the same period in 2022.
4.	Interest and finance costs
During the six months ended June 30, 2023, Interest and finance costs increased by $3.6 million, or 52%, compared to the same period in 2022 mainly due to:
•
an increase of $4.2 million in interest costs mainly due to the fact that the variable interest rate of our credit facilities (LIBOR or SOFR, as the case may be) in the six months ended June 30, 2023, ranged from 4.08% in January to 5.51% in June while in the same period of 2022 it ranged from 0.10% to 1.64%.

•
$1.3 million in amortization of debt discounts relating to the amortization of the Vessel fair value participation liability in connection with the Cargill facility incurred in the six months ended June 30, 2023 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2023 – “Note - Debt” included elsewhere in this document).

These increases were offset by the absence in the six months ended June 30, 2023 of $1.9 million of accelerated amortization of deferred financing fees of M/T’s Eco Los Angeles and Eco City of Angels sold in the six months ended June 30, 2022 and of the Central Mare Bridge Loan prepaid in the same period.
Non-US GAAP Measures

This Report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2022	2023

Net Income	8,605	5,774

Add: Vessel depreciation	6,114	7,175
Add: Interest and finance costs	6,927	10,528
Less: Interest Income	-	(58)

EBITDA	21,646	23,419

Recent Developments

On July 6, 2023 we entered into an agreement to extend the duration of the time charter parties with Clearlake Shipping Pte Ltd for a fixed term of a minimum of 30 months and a maximum of 36 months for the vessels M/T Eco West Coast and M/T Eco Malibu. The daily rate of the extended period was agreed at $32,850.

On July 17, 2023, we received a termsheet from a major Chinese leasing company for the refinancing of the Cargill facility for the vessel M/T Eco Marina Del Ray, subject to definitive financing documentation and the bank’s credit committee approval. The facility will be in the form of a sale and leaseback agreement whereby following the sale we will bareboat charter back the vessel at bareboat hire rates comprising of the financing principal based on straight-line amortization to the last purchase option, plus interest based on SOFR plus a margin. As part of this transaction, we will have continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The credit facility will not bear any commitment fees. The sale and leaseback facility will contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. This sale and leaseback agreement will be accounted for as a financing transaction, as control will remain with us and the vessel will continue to be recorded as an asset on our balance sheet. In addition, we will have continuous options to repurchase the vessel below fair value.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing including sale and leaseback agreements, and short-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and funds from sale and leaseback agreements. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2023, we had an indebtedness of $227.2 million, which after excluding unamortized financing fees and debt discounts amounts to a total indebtedness of $232.8 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2023 – “Note - Debt” included elsewhere in this document). As of June 30, 2023, our cash and cash equivalent balances amounted to $13.6 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital
As of June 30, 2023, we had a working capital deficit (current assets less current liabilities) of $44.5 million. A significant part of the working capital deficit consists of the outstanding balance of the Cargill facility that matures in the first quarter of 2024 and as such has been presented in Current portion of long-term debt ($21.8 million), as well as the Vessel fair value participation liability ($3.6 million) linked to that facility, that has also been presented in current liabilities. On July 17, 2023 we received a termsheet from a major Chinese leasing company for a facility to fully refinance the Cargill facility upon its maturity(see “Recent Developments”). Additionally, another significant part of the working capital deficit relates to pre-collected revenue presented in Unearned revenue ($6.3 million). This amount represents a current liability that does not require future cash settlement.
Our operating cash flow for the remainder of 2023 is expected to decrease when compared to the same period in 2022, since all of our owned vessels except for M/T Marina del Rey have loans with fluctuating interest rates, leading to materially increased interest costs.
In our opinion, we will be able to finance our working capital deficit in the next 12 months with cash on hand, operational cash flow and the anticipated successful completion of the refinancing of the Cargill facility  (please see the Unaudited Interim Condensed Consolidated Financial Statementsfor the six months ended June 30, 2023 – “Note - Going Concern” included elsewhere in this document).
Cash Flow Information
Unrestricted cash and cash equivalents were $14.3 million and $9.6 million as of June 30, 2022 and 2023, respectively.
Net Cash from Operating Activities.
Net cash provided by operating activities decreased by $0.9 million, during the six months ended June 30, 2022 to $13.0 million, compared to $13.9 million for the six months ended June 30, 2022.
Net Cash from Investing Activities.
Net cash provided by investing activities in the six months ended June 30, 2023 was $1.3 million, resulting solely from return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.
Net cash used in financing activities in the six months ended June 30, 2023 was $25.3 million, consisting of $26.3 million of redemptions of preferred shares, $7.8 million of scheduled repayments of long term debt and $3.5 million dividends to preferred shares, offset by $12.3 million of net proceeds from equity offerings.

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND JUNE 30, 2023
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	20,544	9,629
Trade accounts receivable	8	-
Prepayments and other	1,314	1,626
Inventories	1,026	1,057
Due from related parties	-	622
Total current assets	22,892	12,934

FIXED ASSETS:
Vessels, net (Note 4)	389,059	381,884
Right of use assets from operating leases	28,708	24,093
Other fixed assets, net	505	505
Total fixed assets	418,272	406,482

OTHER NON CURRENT ASSETS:
Restricted cash	4,000	4,000
Investments in unconsolidated joint ventures	22,173	20,804
Deposit asset	2,000	2,000
Total non-current assets	28,173	26,804

Total assets	469,337	446,220

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	12,344	34,874
Due to related parties (Note 5)	237	-
Accounts payable	1,953	1,759
Accrued liabilities	2,061	2,083
Unearned revenue	7,030	6,286
Current portion of Operating lease liabilities (Note 6)	8,610	8,795
Vessel fair value participation liability (Note 7)	-	3,605
Total current liabilities	32,235	57,402

NON-CURRENT LIABILITIES:
Non-current portion of long-term debt (Note 7)	221,370	192,309
Non-current portion of Operating lease liabilities (Note 6)	15,338	10,847
Other non-current liabilities	100	50
Vessel fair value participation liability (Note 7)	3,271	-
Total non-current liabilities	240,079	203,206

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	272,314	260,608

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 13,452 Series E Shares issued and outstanding at December 31, 2022 and June 30, 2023 and 5,850,748 and 3,659,628 Series F Shares issued and outstanding at December 31, 2022 and June 30, 2023 (Note 12)	59	37
Preferred stock, Paid-in capital in excess of par	86,292	60,021
Total mezzanine equity	86,351	60,058

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2022 and June 30, 2023	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 10,294,906 shares issued and outstanding at December 31, 2022 and 20,346,091 shares issued and outstanding at June 30, 2023	103	203
Additional paid-in capital	428,374	437,382
Accumulated deficit	(317,806)	(312,032)
Total stockholders’ equity	110,672	125,554

Total liabilities, mezzanine equity and stockholders’ equity	469,337	446,220

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2022	2023
REVENUES:

Time charter revenues	$36,060	$36,710
Time charter revenues from related parties (Note 5)	2,786	4,435
Total revenues	38,846	41,145

EXPENSES:

Voyage expenses	875	804
Operating lease expenses	5,378	5,378
Other vessel operating expenses	9,705	9,624
Vessel depreciation	6,114	7,175
Management fees-related parties (Note 5)	1,030	1,092
Gain on sale of vessels	(78)	-
General and administrative expenses	691	799

Operating income	15,131	16,273

OTHER INCOME (EXPENSES):

Interest and finance costs	(6,927)	(10,528)
Interest income	-	58
Equity gains/(losses) in unconsolidated joint ventures	401	(29)

Total other expenses, net	(6,526)	(10,499)

Net income and comprehensive income	8,605	5,774

Less: Deemed dividend equivalents on Series F Shares related to redemption value	(14,400)	-
Less: Dividends of preferred shares (Note 5 and 12)	(7,322)	(3,485)

Net (loss)/income and comprehensive income attributable to common shareholders	(13,117)	2,289

(Loss)/Earnings per common share, basic (Note 10)	(6.15)	0.13
(Loss)/Earnings per common share, diluted (Note 10)	(6.15)	0.10

Weighted average common shares outstanding, basic (Note 10)	2,132,179	17,793,072
Weighted average common shares outstanding, diluted (Note 10)	2,132,179	33,079,436

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares	Par Value	Paid – in Capital	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2021	13,452	-	16,142	100,000	1	1,991,598	19	429,956	(336,754)	93,222
Net Income	-	-	-	-	-	-	-	-	8,605	8,605
Stock-based compensation	-	-	-	-	-	-	-	(16)	-	(16)
Issuance of common stock and Pre-Funded Warrants pursuant to equity offerings	-	-		-	-	364,443	4	8,499	-	8,503
Issuance of Series F Shares	7,200,000	72	71,928	-	-	-	-	-	-	-
Deemed dividend equivalents on Series F Shares related to redemption value	-	-	14,400	-	-	-	-	(14,400)	-	(14,400)
Dividends of Preferred Shares	-	-	-	-	-	-	-	(7,322)	-	(7,322)
BALANCE, June 30, 2022	7,213,452	72	102,470	100,000	1	2,356,041	23	416,717	(328,149)	88,592

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares	Par Value	Paid – in Capital	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2022	5,864,200	59	86,292	100,000	1	10,294,906	103	428,374	(317,806)	110,672
Net Income	-	-	-	-	-	-	-	-	5,774	5,774
Issuance of common stock pursuant to equity offerings (Note 9)	-	-	-	-	-	10,045,185	100	12,481	-	12,581
Exercise of Warrants, net of fees (Note 9)	-	-	-	-	-	6,000	-	12	-	12
Redemptions of preferred shares (Note 5 and 12)	(2,191,121)	(22)	(26,271)	-	-	-	-	-	-	-
Dividends of Preferred Shares ($74.41 per share for Series E Shares and $0.68 per share for Series F Shares) (Note 5 and 12)	-	-	-	-	-	-	-	(3,485)	-	(3,485)
BALANCE, June 30, 2023	3,673,079	37	60,021	100,000	1	20,346,091	203	437,382	(312,032)	125,554

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2022	2023
Net Cash provided by Operating Activities	13,947	13,023

Cash Flows from Investing Activities:
Advances for vessels under construction	(216,559)	-
Net proceeds from sale of vessels	72,060	-
Returns of investments in unconsolidated joint ventures	1,449	1,340
Net Cash (used in)/provided by Investing Activities	(143,050)	1,340

Cash Flows from Financing Activities:
Proceeds from debt	156,201	-
Principal payments of debt	(6,906)	(7,813)
Prepayment of debt	(54,179)	-
Proceeds from issuance of series F preferred stock	47,630	-
Proceeds from related party debt	9,000	-
Prepayment of related party debt	(9,000)	-
Proceeds from equity offerings, gross (Note 9)	9,217	13,561
Equity offerings costs	(574)	(1,260)
Dividends of Preferred shares (Note 5 and 12)	(6,921)	(3,485)
Payment of financing costs	(3,468)	-
Redemption of preferred shares	-	(26,293)
Proceeds from warrant exercises, net	-	12
Net Cash provided by/(used in) Financing Activities	141,000	(25,278)

Net increase/(decrease) in cash and cash equivalents and restricted cash	11,897	(10,915)

Cash and cash equivalents and restricted cash at beginning of year	6,370	24,544

Cash and cash equivalents and restricted cash at end of the period	18,267	13,629

Cash breakdown
Cash and cash equivalents	14,267	9,629
Restricted cash, non-current	4,000	4,000

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	155	-
Interest paid net of capitalized interest	4,414	8,814
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	100	16
Dividends of Preferred shares included in Due to Related Parties	1,369	-
Offering expenses included in liabilities	141	-
Deemed dividend equivalents on Series F Shares related to redemption value	14,400	-
Settlement of Due to related parties with the issuance of Series F Shares	24,370	-
Related party S&P commissions relating to Proceeds from vessel sales included in Due to related parties	346	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2023, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during period ended June 30, 2023		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
2	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold and leased back in 2020)
3	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold and leased back in 2020)
4	Roman Empire Inc.	February 2020	Marshall Islands	M/T Eco West Coast	March 2021
5	Athenean Empire Inc.	February 2020	Marshall Islands	M/T Eco Malibu	May 2021
6	Eco Oceano Ca Inc.	December 2020	Marshall Islands	M/T Eco Oceano Ca	March 2022
7	Julius Caesar Inc.	May 2020	Marshall Islands	M/T Julius Caesar	January 2022
8	Legio X Inc.	December 2020	Marshall Islands	M/T Legio X Equestris	March 2022

As of June 30, 2023, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2023.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S., E.U. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., E.U. nations and other countries could impose wider sanctions and take other actions as a result of the war. With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on the Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse effect the Company’s business, financial condition, results of operations and cash flows.

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2022 which have been filed with the US Securities and Exchange Commission on Form 20-F on April 3, 2023. There have been no changes to these policies in the six months ended June 30, 2023 apart from the one listed below.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, updated in December 2022 by ASU No. 2022-06, Deferral of Sunset Date of Topic 848. The ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the ASUs do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. ASU 2020-04, as updated by ASU 2022-06, is effective for all entities as of March 12, 2020, through December 31, 2024. The impact of the adoption did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

3.	Going Concern:

At June 30, 2023, the Company had a working capital deficit of $44,468 and cash and cash equivalents, including restricted cash, of $13,629 and for the six months ended June 30, 2023 realized a net income of $5,774 and generated cash flow from operations of $13,023.

A significant part of the working capital deficit consists of the outstanding balance of the Cargill facility that matures in the first quarter of 2024 and as such has been presented in Current portion of long-term debt ($21,792), as well as the Vessel fair value participation liability ($3,605) linked to that facility that has also been presented in current liabilities (Note 7). Additionally, another significant part of the working capital deficit relates to pre-collected revenue presented in Unearned revenue ($6,286). This amount represents a current liability that does not require future cash settlement. On July 17, 2023 the Company received a termsheet from a major Chinese leasing company for a facility to fully refinance the Cargill facility upon its maturity (Note 13), subject to definitive loan documentation.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand, operational cash flow, and anticipated successful completion of its refinancing. The Company believes it has the ability to continue as a going concern and consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
4.	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	409,264	(20,205)	389,059
— Depreciation	-	(7,175)	(7,175)
Balance, June 30, 2023	409,264	(27,380)	381,884

The Company’s vessel’s titles have been transferred to their respective financing banks under each respective vessel’s sale and leaseback agreement as a security, in the case of vessels sold and leased back and in the case of vessels financed via bank loans the respective vessels have been mortgaged as security under each loan facility.

5.	Transactions with Related Parties:

(a)
Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

The fees charged by Central Mare for the six months ended June 30, 2022 and 2023 are as follows:

	Six Months Ended June 30,
	2022	2023	Presented in:
Executive officers and other personnel expenses	180	180	General and administrative expenses - Statements of comprehensive income
Amortization of awarded shares	(16)	-	Management fees - related parties - Statements of comprehensive income
Total	164	180

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
(b)
Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2022 and 2023 are as follows:

	Six Months Ended June 30,
	2022	2023	Presented in:
Management fees	61	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
	866	912	Management fees - related parties -Statements of comprehensive income
Supervision services fees	14	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Superintendent fees	13	7	Vessel operating expenses -Statements of comprehensive income
	129	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Accounting and reporting cost	180	180	Management fees - related parties -Statements of comprehensive income
Commission for sale and purchase of vessels	730	-	Gain from vessel sales -Statements of comprehensive income
	455	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Commission on charter hire agreements	486	514	Voyage expenses - Statements of comprehensive income
Financing fees	312	-	Net in Current and Non-current portions of long-term debt – Balance Sheet
Total	3,246	1,613

For the six months ended June 30, 2022 and 2023, CSI charged the Company newbuilding supervision related pass-through costs amounting to $236 and $- respectively, which are not included in the table above and are presented in Vessels, net in the Company’s accompanying unaudited interim condensed consolidated balance sheets.

(c)
Dividends of Series E Shares to Family Trading Inc (“Family Trading”): On June 30, 2022 and 2023, the Company declared a dividend of $1,015 and $1,001 for the six months ended June 30, 2022 and 2023 respectively. As of December 31, 2022 and June 30, 2023 there were no dividends due to Family Trading.

(d)
Dividends of Series F Shares to Africanus Inc (“Africanus”): On June 30, 2022 and 2023, the Company declared a dividend of $6,307 and $2,484 for the six months ended June 30, 2022 and 2023 respectively. As of December 31, 2022 and June 30, 2023 there were no dividends due to Africanus.

(e)
Charter party with Central Tankers Chartering Inc (“CTC”): For the six months ended June 30, 2022 and 2023 the CTC time charter generated $2,786 and $4,435 of revenue respectively, presented in Time charter revenues from related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As of June 30, 2023, there were no amounts due from CTC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
6.	Leases

Future minimum operating lease payments:
The Company’s future minimum operating lease payments required to be made after June 30, 2023, relating to the bareboat chartered-in vessels M/T Eco Bel Air and M/T Eco Beverly Hills are as follows:

Year ending December 31,	Bareboat charter lease payments
2023 (remainder)	5,152
2024	10,038
2025	6,777
Total	21,967
Less imputed interest	(2,325)
Total Lease Liability	19,642

Presented as follows:
Current portion of Operating lease liabilities	8,795
Non-current portion of Operating lease liabilities	10,847

The average remaining lease term on our chartered-in contracts greater than 12 months is 29.2 months.

The bareboat chartered-in vessels generated revenue for the six months ended June 30, 2023 amounting to $8,688. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average discount rate), which was the Company’s estimated incremental borrowing rate, at the inception of the lease, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. The cash paid for operating leases with original terms greater than 12 months was $5,068 for the six months ended June 30, 2023.

Lease arrangements, under which the Company acts as the lessor

Charter agreements:
As of June 30, 2023, the Company operated one vessel (M/T Marina Del Ray) under a time charter with Cargill International SA, one vessel (M/T Eco Oceano Ca) under a time charter with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T’s Eco Bel Air, Eco Beverly Hills, Julius Caesar and Legio X Equestris) under time charters with Trafigura Maritime Logistics Pte Ltd.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2023, based on commitments relating to non-cancellable time charter contracts, are as follows:

Year ending December 31,	Time Charter receipts
2023 (remaining)	40,638
2024	66,674
2025	43,342
2026	34,428
2027 and thereafter	91,615
Total	276,697

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
7.	Debt:

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual financial statements for the year ended December 31, 2022 and changes in the six months ended June 30, 2023 are discussed below.

Bank / Vessel(s)
	December 31, 2022	June 30, 2023
Total long term debt:
2nd ABN Facility (M/T Eco West Coast)	32,495	31,265
2nd Alpha Bank Facility (M/T Eco Malibu)	33,500	32,000
Cargill Facility (M/T Eco Marina Del Ray – presented in Current portion of long-term debt)	25,189	24,161
2nd CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	103,952	101,252
2nd AVIC Facility (M/T Eco Oceano Ca)	45,489	44,133
Total long term debt	240,625	232,811
Less: Deferred finance fees	(3,640)	(3,331)
Less: Debt discount relating to Vessel fair value participation liability (allocated to Current portion of long-term debt)	(3,271)	(2,297)
Total long term debt net of deferred finance fees and debt discounts	233,714	227,183

Presented:
Current portion of long term debt (including Cargill Facility maturing in March 2023)	12,344	34,874
Long term debt	221,370	192,309

Total Debt net of deferred finance fees	233,714	227,183

Cargill Facility

As a result of Cargill’s entitlement to participate in the appreciation of the market value of the vessel, as of December 31, 2022 the Company recognized a participation liability of $3,271 with a corresponding debit to a Debt discount account, presented contra to the respective loan balance, broken down to current and non-current long-term debt accordingly. Due to the increase in tanker vessel values the Company increased that participation liability by $334 during the period ended June 30, 2023 and as the facility matures in the first quarter of 2024, such participation liability was presented under current liabilities. During the period ended June 30, 2023 the Company amortized $1,308 of that Debt discount, such amortization presented in Interest and finance costs in the unaudited interim condensed consolidated statements of comprehensive income.

2nd Alpha Bank Facility

From June 9, 2023 Alpha Bank switched the facility’s variable rate from LIBOR to Term SOFR. As of June 30, 2023 the facility bore a Term SOFR rate of 5.13%.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
2nd ABN Facility

From June 23, 2023 ABN Amro bank switched the facility’s variable rate from LIBOR to Compounded SOFR. As of June 30, 2023 the facility bore a Compounded SOFR rate of 5.24%.

As of June 30, 2023, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2023 approximated the carrying amount when valuing the Cargill Facility on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on June 30, 2023, which is considered to be a Level 2 item in accordance with the fair value hierarchy. As of June 30, 2023 the applicable average LIBOR on the 2nd CMBFL Facility was 5.39% and on the 2nd AVIC Facility the applicable LIBOR was 5.51%.

8.	Commitments and Contingencies:

Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company’s customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Environmental Liabilities:
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company’s common stock, additional paid-in capital and dividends can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2022 which have been filed with the Securities and Exchange Commission on Form 20-F on April 3, 2023.

Issuance of common stock and warrants as part of the February 2023 Registered Direct Offering: On February 14, 2023, the Company entered into a securities purchase agreement with several institutional investors to purchase $13,561 of the Company’s units (a total of 10,045,185 units were issued) in a registered direct offering at a price of $1.35 per unit. The Company received proceeds from the February 2023 Registered Direct Offering (net of 6% fees), amounting to $12,747 and incurred $163 of expenses related to the offering. Each unit consisted of one common share and one warrant (the “February 2023 Warrants”). The February 2023 Warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.35 per common share. The offering closed on February 16, 2023. Additionally, since over 80% of the investors in the February 2023 Registered Direct Offering were Class C Warrant holders, we agreed to reduce the exercise price per common share of the Class C Warrants to $1.35 per common share from an original exercise price of $2.00 per common share to induce them to participate in the offering. The Company has recognized the incremental fair value of $121 of the modified Class C Warrants as an equity issuance cost.

During the period ended June 30, 2023, no February 2023 Warrants were exercised.
Accounting Treatment of the February 2023 Warrants

The Company accounted for the February 2023 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

As of the issuance date, the fair value of the February 2023 Warrants amounted to $0.79 per warrant, using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s February 2023 Warrants was the volatility used in the valuation model, which was approximated by using five year daily historical observations of the Company’s share price. The annualized five year daily historical volatility that has been applied in the warrant valuation at inception was 154%. A 5% increase in the volatility applied would have led to an increase of 1.8% in the fair value of the February 2023 Warrants.

Class C Warrants: During the period ended June 30, 2023, 6,000 Class C Warrants were exercised for $12 and 6,000 common shares were issued in connection with said exercise.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Dividends: No dividends were paid to common stock holders in the six months ended June 30, 2022 and 2023.

10.	(Loss)/Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted (Loss)/Earnings per share for the six months ended June 30, 2022 and 2023 are as follows:

	Six months ended June 30,
	2022	2023
Net Income	8,605	5,774
Less: Dividends of Preferred shares	(7,322)	(3,485)
Less: Deemed dividend equivalents on Series F Shares related to redemption value	(14,400)	-
(Loss)/Earnings attributable to common shareholders, basic	(13,117)	2,289
Weighted average common shares outstanding, basic	2,132,179	17,793,072
(Loss)/Earnings per share, basic	(6.15)	0.13

(Loss)/Earnings attributable to common shareholders, basic	(13,117)	2,289
Add: Dividends of Convertible preferred shares	-	1,001
(Loss)/Earnings attributable to common shareholders, diluted	(13,117)	3,290

Effect of dilutive securities:
Series E Shares	-	15,286,364
Weighted average common shares outstanding, diluted	2,132,179	33,079,436
(Loss)/Earnings per share, diluted	(6.15)	0.10

For the period ended June 30, 2022 no dilutive shares were included in the computation of diluted Loss per common share because to do so would have been antidilutive for the period presented.

For the period ended June 30, 2023, since all of the Company’s warrants were out of the money, no dilutive shares were assumed from their exercise and the Company used the if-converted method to calculate the dilutive shares relating to a potential conversion of Series E Shares weighted for the period the Series E Shares were outstanding.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
11.	Fair value of Financial Instruments and derivative instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, deposit assets, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates of debt outstanding under the 2nd ABN, the 2nd Alpha Bank, the 2nd AVIC and the 2nd CMBFL facilities on which it pays interest based on LIBOR or SOFR plus a margin. As of June 30, 2023 the Company has not entered into any rate swap agreements, however in order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might do so in the future.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end (see Note 7). The Company believes the terms of its loans are similar to those that could be procured as of June 30, 2023. The fair value of the long-term debt is determined using observable market-based inputs hence it is considered Level 2 per the value hierarchy.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

12.	Mezzanine Equity

Series E Shares
During the six months ended June 30, 2023, the Company did not issue nor redeem any Series E Shares. As of June 30, 2023, upon conversion at the Series E Shares Conversion Price of $0.60 of 13,452 Series E Shares outstanding, Family Trading Inc. would have received 22,420,000 common shares. The Company presents the carrying value of the Series E Shares at their maximum redemption amount ($16,142).

Series F Shares
During the six months ended June 30, 2023, the Company did not issue any Series F Shares and redeemed 2,191,121 Series F Shares for $26,293. The Company presents the carrying value of the Series F Shares at their maximum redemption amount ($43,916).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
13.	Subsequent Events

On July 6, 2023 the Company entered into an agreement to extend the duration of the time charter parties with Clearlake for a fixed term of minimum 30 months and maximum of 36 months for vessels M/T Eco West Coast and M/T Eco Malibu. The daily rate of the extended period was agreed at $32,850.
On July 17, 2023, the Company received a termsheet from a major Chinese leasing company for the refinancing of the Cargill facility for the vessel M/T Eco Marina Del Ray, subject to definitive loan documentation and the bank’s credit committee approval. The facility will be in the form of a sale and leaseback agreement whereby the Company following the sale will bareboat charter back the vessel at bareboat hire rates comprising of financing principal based on straight-line amortization to the last purchase option, plus interest based on SOFR plus a margin. As part of this transaction, the Company will have continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The credit facility will not bear any commitment fees. The sale and leaseback facility will contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. This sale and leaseback agreement will be accounted as a financing transaction, as control will remain with the Company and the vessel will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessel below fair value.